Exhibit 99.1

Jaguar Mining Increases Reserves by 51% and Grade by 75% at the Turmalina Mine

TSX-V: JAG

Highlights

•	Proven and probable gold reserves at Turmalina increased by 51% to 217,000 ounces of gold, while the average proven and probable reserve grade increased by 75% to 5.33 g/t gold compared to 2013,
•	At Turmalina Orebodies A, B and C:
•	Measured and indicated gold resources increased by 53% or 120,000 ounces of gold compared to 2013,
•	The average measured and indicated gold grade increased by 14% to 4.93 g/t gold compared to 2013,
•	Total Inferred gold resource ounces increased by 118%, while the average inferred gold grade increased by 113% compared to 2013

TORONTO, March 25, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX-V) today reported an independent reserve and resource estimate for its wholly owned Turmalina Mine Complex, supported by a Technical Report compliant with National Instrument 43-101 ("NI 43-101").  The reserve includes a 51% increase in total reserves to 217,000 ounces (1,266,000 tonnes at an average grade of 5.33 grams per tonne).  The 51% increase in reserves from the previous year's estimate of 144,000 ounces (1,471,800 tonnes at an average grade of 3.05 grams per tonne) exceeded the Company's target of replacing reserves mined in 2014.

Reserves at Turmalina, Ore Body A grew by 117% to 180,000 ounces (899,000 tonnes at an average grade of 6.23 grams per tonne) from the previous estimate of 83,000 ounces (463,800 tonnes at an average grade of 5.58 grams per tonne) and significantly, the average reserve grade of the orebody increased by 12% to 6.23 grams per tonne.

The geological drilling database cut-off date used to prepare the estimates is June 30, 2014 and therefore the database excludes drilling results obtained after June 30, 2014, while including depletion from mine activity through December 31, 2014.

The following table summarizes the change in mineral reserves from December 31, 2013 to December 31, 2014:

Change in Mineral Reserves
Au Ounces (000)				Au grams/tonne
As at December 31	2014	2013	Change (%)	2014	2013	Change (%)
Ore Body A	180	83	117%	6.23	5.58	12%
Ore Body B	-	18	-	-	1.95	-
Ore Body C	37	43	(14%)	3.14	1.87	68%
Total	217	144	51%	5.33	3.05	75%

The following table summarizes the change in mineral resources from December 31, 2013 to December 31, 2014:

Change in Mineral Resources
Measured & Indicated Au Ounces (000)				Inferred Au Ounces (000)
As at December 31	2014	2013	Change (%)	2014	2013	Change (%)
Ore Body A	224	146	53%	143	31	361%
Ore Body B	58	22	164%	1	41	(98%)
Ore Body C	64	58	10%	148	88	68%
A, B, C Total	346	226	53%	292	160	83%
Faina	58	440	(87%)	360	137	163%
Pontal	62	112	(45%)	21	13	62%
Total - M&I	466	778	(40%)	673	310	117%

Summary of Mineral Reserves as at December 31, 2014

Mineral Reserves
Ore Body	Proven Reserves			Probable Reserves			Proven and Probable Reserves
	Tonnes	Gold	Gold oz.	Tonnes	Gold	Gold oz.	Tonnes	Gold	Gold oz.
	(000´s)	(g/t)	(000´s)	(000´s)	(g/t)	(000´s)	(000´s)	(g/t)	(000´s)
Ore Body A	333	5.00	54	566	6.96	127	899	6.23	180
Ore Body B	-	-	-	-	-	-	-	-	-
Ore Body C	-	-	-	367	3.14	37	367	3.14	37
Total	333	5.00	54	933	5.46	164	1266	5.33	217

Notes:

1. CIM definitions were followed for Mineral Reserves
2. Mineral Reserves were estimated at a break-even cut-off grade of 2.9 g/t Au. Some stopes were included using an incremental cut-off grade of 1.5 g/t Au.
3. Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce.
4. Mineral Reserves are estimated using an average long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar.
5. A minimum mining width of 3 metres was used.
6. Bulk density of 2.70 t/m3.
7. Numbers may not add due to rounding.

Summary of Mineral Resources as at December 31, 2014

Measured and Indicated Resources
Ore Body	Measured Resources			Indicated Resources			Total Measured & Indicated Resources
	Tonnes	Gold	Gold oz.	Tonnes	Gold	Gold oz.	Tonnes	Gold	Gold oz.
	(000´s)	(g/t)	(000´s)	(000´s)	(g/t)	(000´s)	(000´s)	(g/t)	(000´s)
Ore Body A	412	6.93	92	491	8.35	131	904	7.7	224
Ore Body B	514	3.11	51	67	3.12	7	581	3.11	58
Ore Body C	40	2.48	3	657	2.88	61	697	2.86	64
A, B, C Total	966	4.71	146	1215	5.10	199	2182	4.93	346
Faina	72	7.39	17	189	6.66	42	261	6.87	58
Pontal	251	5.00	40	159	4.28	22	410	4.72	62
Total	1289	4.92	203	1563	5.21	263	2853	5.08	466

Notes:
1. CIM definitions are followed for Mineral Resources.
2. Mineral Resources include only the Turmalina mine, Faina deposit and Pontal deposit.
3. Mineral Reserves were estimated at a break-even cut-off grade of 2.5 g/t Au (Turmalina), 3.8 g/t Au (Faina) and 2.9 g/t Au (Pontal).
4. Mineral Resources are estimated using an average long-term gold price of US$1,400 per ounce.
5. Mineral Reserves are estimated using an average long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar
6. A minimum mining width of 2 metres was used.
7. Bulk density is 2.76 t/m3for Orebodies A and B and 2.95 t/m3for Orebody C at the Turmalina mine.
8. Gold grades are estimated by the Inverse Distance, Cubed interpolation algorithm using capped composite samples.
9. Mineral Resources are inclusive of Mineral Reserves.
10. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11. Numbers may not add due to rounding.

George Bee, President and CEO of Jaguar Mining Inc, commented: "As we focus on the Company's turn-around to profitability, we are delighted to see the strength and continuity of higher grades over significant thicknesses of deposition at our Turmalina Orebody A. With the cut-off date for drill results being last June, some 9-months past, the reserve and resource increases announced are just the precursor to reserves that we plan to announce once our 2015, 25,000-m drill program, that tests the continuity of the orebody at depth are announced. He went on to say, "While Orebody A is our clear path to better grade and positive cash flow, the rest of Jaguar's brownfield portfolio, which has been woefully under explored due to prior cash constraints, holds significant potential. We thank the team at RPA for their independent estimate of our reserves and resources, which is aimed at assuring investors of the quality of the assets we hold."

Other
The 2015 exploration work program for Turmalina entails 25,000 metres of drilling targeting the conversion of existing resources to reserves and testing the down-dip extension of Orebody A in an effort to significantly increase resources and life-of-mine.

The NI 43-101 technical report will be filed on SEDAR (www.sedar.com) within 45 days of this news release.

Qualified Persons
The scientific and technical information contained in this press release has been reviewed and approved (i) in respect of the estimated Mineral Reserves and the Life of Mine Plan (LOMP) by Jason Cox, P.Eng., of Roscoe Postle Associates Inc. ("RPA"), and (ii) in respect of the estimated Mineral Resources by Reno Pressacco, P.Geo., of RPA.  RPA is an independent mining consultant and each of Messrs. Cox and Pressacco are Qualified Persons within the meaning of NI 43-101.

About Jaguar Mining
Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximate 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements
Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar's future plans and operation. Certain statements throughout this press release constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", "plans", "anticipates" "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the uncertainties associated with the exploration and development of mineral properties, in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future for the continuance of the operations and development of the reserves and resources, uncertainties related to production rates, timing of production and the cash and total costs of production. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. ]. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Jaguar and described in the forward-looking information. The forward-looking information contained in this press release is made as of the date hereof and Jaguar undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, among others, risks associated with exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future for the continuance of the operations and development of the reserves and resources, uncertainties related to production rates, timing of production and the cash and total costs of production. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, Phone: 01-416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 18:41e 25-MAR-15